Exhibit 99.12

Dave Laverty

Senior Vice President and Chief Marketing Officer

FY08 Compensation Plan

Effective Date:  March 1, 2007 to February 29, 2008

Annual Cash Compensation Elements (All in US $)

Base Salary	$299,300
Target Variable Cash Incentive @ 100%	$173,200
Total Target Income @ 100%	$472,500

Annual Equity-Based Compensation Elements

Restricted Stock Unit Grant	8,000 RSUs

FY08 Executive Incentive Grid (Share in Success Plan)

Your Variable Cash Incentive will be calculated by multiplying your Target Variable Cash Incentive (US$173,200) by the SIS Factor (as determined below).

The Share In Success Grid that appears below (“SIS Grid”) is designed to reward achievement based on the Corporation’s Fiscal Year 2008 (“FY08”) Operating Margin/Revenue Performance and will be used to calculate a SIS Grid percentage - the percentage at the intersection of the two (2) metrics (“SIS Grid Percentage”). Please note that certain intersections will produce a zero SIS Grid Percentage. The SIS Grid Percentage will be adjusted by the FY08 Customer Loyalty Factor (“CLF”) and the FY08 Employee Engagement Factor (“EEF”), each detailed below, to determine the “SIS Factor”. However, the maximum combined impact of the CLF and EEF will be no more than +/-15% (“Maximum CLF/EEF Effect”). Please note the following examples:

•                  If the CLF is +5% and the EEF is +4%, the combined effect on a SIS Grid Percentage of 100% would be 9% and would result in a SIS Factor of 109%.

•                  If the CLI is +8% and the EEF is 10% (total of 18%), the combined effect on a SIS Grid result of 100% would only be 15% (the maximum allowable effect) resulting in a SIS Factor of 115%.

•                  If the CLI is -5% and the EEF is +6%, the combined effect on a SIS Grid Percentage of 100% would be the net effect of both factors, being 1%, and would result in a SIS Factor of 101%.

The maximum SIS Factor for FY08 is 200%.

EXECUTIVE INCENTIVE GRID (DESCRIBED ABOVE) INTENTIONALLY DELETED

FY08 Employee Engagement Factor Grid

The EEF is a measure of the Corporation’s improvement or decline in employee engagement based on its scores in the annual Employee Engagement Survey. Subject to the Maximum CLF/EEF Effect, the EEF may range from 90% to 110% and effect the SIS Grid Percentage by +/- 10%.

EMPLOYEE ENGAGEMENT FACTOR GRID (DESCRIBED ABOVE) INTENTIONALLY DELETED

FY08 Customer Loyalty Factor

In prior years the CLF reflected the Corporation’s scores on its customer loyalty surveys conducted by a third party. As the Corporation has changed its survey service provider for FY08, there is no comparison available to prior years. Therefore, the Chief Executive Officer will determine the CLF using the following guidelines:

•                  The CEO will not benefit from the CLF.

•                  The CEO will evaluate qualitative metrics/factors:

QUALITATIVE METRICS/FACTORS INTENTIONALLY DELETED

•                  The CEO will review objective metrics/factors:

    OBJECTIVE METRICS/FACTORS INTENTIONALLY DELETED

Subject to the Maximum CLF/EEF Effect, the CLF may range from 90% to 110% and impact the SIS Grid Percentage by +/- 10%.

General Terms

This Compensation Plan contains the details of your compensation for FY08. It forms part of your Employment Agreement with Cognos (“Agreement”). All compensation amounts are in United States Dollars.

1)              HRC Approval & Discretion. The Human Resources & Compensation Committee of the Board of Directors of Cognos Incorporated (“Committee”) approved this Compensation Plan on April 20, 2007 and it is binding between you and the Corporation when signed by both parties. The Committee also has the discretion to adjust your FY08 Incentive Payment, as defined below, based on other corporate and individual performance considerations arising from changes in circumstances from those prevailing at the time this Compensation Plan was entered into.

2)              FY08 Incentive Payment. Your FY08 Variable Cash Incentive payment (“FY08 Incentive Payment”) will be determined as set out in the section above entitled “FY08 Executive Incentive Grid (Share in Success)”.

3)              Restricted Stock Unit Grant. Any restricted stock units granted pursuant to the Restricted Stock Unit Grant will be granted at the same time as the annual equity focal for all employees. Units will be subject to the terms and conditions of the Cognos Incorporated 2003-2015 Restricted Stock Unit Plan and the Corporation’s RSU grant documentation which will in each case be subject to, and superseded by, the terms and conditions of your Employment Agreement.

Notwithstanding the terms of any plan or agreement to the contrary, on the occurrence of a “Change of Control”, as defined in the Agreement, the entire ‘Target Restricted Stock Unit Grant’ shall become fully granted, and once granted shall vest in its entirety if termination by Cognos without “just cause” or by you for “good reason” occurs within three (3) months prior to, or within twelve (12) months following, the date of any “Change of Control”. “Just cause” and “good reason” are defined in your Agreement.

Notwithstanding any term of the RSU Plan or agreement/documentation, if your employment is terminated by Cognos without “just cause”, as defined in the Agreement, (including constructive dismissal) or you terminate your employment for any “good reason”, as defined in the Agreement, then the following provisions shall apply:

(a) all of your entitlements or rights in any RSUs already granted as part of the FY08 RSU Grant shall continue to vest during the eighteen (18) month period following the date of termination, and once vested shall be exercisable in accordance with the terms of the RSU Plan; and

(b) you shall also be entitled (if your employment terminates prior to the end of fiscal year 2008) to your FY08 RSU Grant, if any, pro-rated for the period up to the date of termination of employment (such grant to be determined and made at the times that Cognos generally determines and makes such grants to senior executives).

4)              Repayment and Surrender. The FY08 Incentive Payment, if any, is based on performance measures and will be subject to recalculation by Cognos and repayment by you in certain circumstances.

If the audited financial statements of Cognos Incorporated in respect of FY08 or any subsequent fiscal are, or are required to be, subsequently re-stated in any material respect, and for reasons that the Human Resources & Compensation Committee of the Board of Directors of Cognos Incorporated (“Committee”) deems, in its sole discretion, to be based on error, malfeasance or negligence, then any annual incentive payment (“Incentive Payment”), including the FY08 Incentive Payment, based on those audited financial statements will be recalculated based on the restated financial statements.

If the original Incentive Payment is greater than the recalculated Incentive Payment, you will immediately pay the difference between such amounts to the employing Cognos subsidiary (subject to such other repayment terms as may be approved by the Committee). If the original Incentive Payment is less than the recalculated Incentive Payment, Cognos will forthwith pay you the difference between such amounts, less any deductions at source required by applicable law.

Any repayment made by you to Cognos will be net of any taxes originally withheld at source by Cognos (“Tax Withholding Amount”). Any subsequent refund to you of any taxes in respect of the original FY08 Incentive Payment will be immediately payable by you to Cognos upon receipt, up to the Tax Withholding Amount.

5)              Stock Ownership. Cognos stock ownership guidelines applicable to you are two (2) times the sum of your Base Salary and Target Variable Cash Incentive or $945,000. At the start of FY08 this represented 24,193 shares. The target date for meeting the ownership guidelines is February 4, 2008. In accordance with these ownership guidelines, until you have met the ownership guidelines, twenty-five (25%) net, after taxes, of all stock options exercised by you, and RSUs that vest, must be retained in common shares.

AGREED AND ACCEPTED AS OF NOVEMBER 11, 2007:

/s/ Dave Laverty	November 11, 2007
Dave Laverty	Date
Senior Vice-President,
and Chief Marketing Officer

/s/ Rob Ashe	November 11, 2007
Rob Ashe	Date
President and Chief Executive Officer